

Sunday Golf

Dear investors,

We wanted to take a moment to express our sincere gratitude for your ongoing support and enthusiasm for Sunday Golf. Your commitment to our vision has been truly inspiring, and we've achieved incredible milestones together.
2023 was another strong year for Sunday Golf. I am happy with the year overall. We got to grow but didn't grow too fast, so when mistakes did happen it wasn't at scale We learned a lot about our team - and filled and moved some people around into the right seat for 2024. We learned where our gaps are and made a plan to fix them. 2023 set us up for a strong and efficient 2024 which I truly believe will only make us better for 2025 and the years to come. We have a great brand that people view positively, a strong product roadmap, and a growing team that is all in!

We need your help!

Golf Course Sales: We're setting our sights on expanding our presence in green grass (pro shop) locations across the country. We're asking for your help in spreading the word about Sunday Golf and connecting us with your local pro shops and retailers in your network. If you're at the course and notice that Sunday Golf isn't available in the pro shop, we'd love for you to reach out to our Sales Director, Galen Brunelle at galen@sundaygolf.com. By putting us in

Director, Galen Brunelle at galen@sundaygolf.com. By putting us in touch with the buyer or decision-maker at the pro shop, you'll be playing a vital role in helping us bring Sunday Golf to even more golfers nationwide.

International Distribution: We are looking to expand globally. With golf's global popularity, there is a big opportunity here. If you know of any international golf or sporting goods distributors who might be interested in carrying Sunday Golf we would love an intro. We already have distributors in Australia and the UK and the other countries we are targeting are: Canada, Japan, S. Korea, Western Europe, and Mexico. Please send an email to Ronan at **ronan@sundaygolf.com**

Sincerely,

Casey Mathews

CFO

Ronan Galvin

Co-Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

Sunday Golf hit its revenue goal in 23' and feel confident about achieving 24' goals with new hires and product launches.

Sunday Golf successfully hired an amazing COO, giving us a key missing piece for a strong foundation for future growth.

In Q4 the investments in wholesale paid off with our best pre-book season to date.

☹ The Bad

We would have liked to see our profitability in a better spot in 2023.

Due to moving fulfillment centers, we had to take on upfront costs to move inventory for long-term efficiencies and profitability.

Our expansion target for Green Grass (pro shops) sales fell short of our ambitious 2023 goal.

2023 At a Glance

January 1 to December 31



$6,543,933 +43%
Revenue



$35,191 [57%]
Net Profit





$745,663 **+47%**
Short Term Debt

$99,999
Raised in 2023



$552,367
Cash on Hand
As of 04/15/24



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



	2022	2023
Revenues	$4,574,404	$6,543,933
Profit	$82,116	$35,191

Net Margin: 1%   Gross Margin: 69%   Return on Assets: 1%   Earnings per Share: $0.00

Revenue per Employee: $727,104   Cash to Assets: 24%   Revenue to Receivables: 4,048

Debt Ratio: 46%

We  Our 838 Investors

Thank You For Believing In Us

Hatem Rowaihy	Adriana Chavez	Timothy Ortega	Vanessa Marry	Zachary Feeney	Cassidy Sanchez
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Margaret A...
Grant Gates
Michelle Talocka
Ryan Brzymialkiewicz
Daniel Hicks
Cynthia S Singley
Andrew Lee...

Thank You!

From the Sunday Golf Team



Ronan Galvin

CEO

Ronan has over 10 years experience in the golf bag manufacturing industry. He doesn't know a lot of things, but making great golf bags is thankfully one of them!



Casey Mathews

CFO

Casey is an accountant by trade before he co-founded a different startup to $6m in sales. Casey is the finance and compliance genius running the books at Sunday.



Galen Brunelle

VP of Sales & Operations

Galen has a background in Engineering and Startups with a successful exit from a mobile app company where he oversaw the sales and management.

Details

The Board of Directors

Director	Occupation	Joined
Galen Brunelle	Director of Sales and Operations @ Sunday Golf	2020
Casey Mathews	CFO @ Sunday Golf	2019
Ronan Galvin	CEO @ Sunday Golf	2019

Officers

Officer	Title	Joined
Galen Brunelle	Secretary	2020
Casey Mathews	CFO Vice President	2019
Ronan Galvin	President CEO	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Casey Mathews	4,150,000 common stock	41.5%
Ronan Galvin	4,150,000 common stock	41.5%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2021	$264,700		Other
01/2021	$264,700		Other
11/2021	$100,000		Other

01/2022	$200,000				Other
01/2022	$200,000				Other
08/2023	$99,999				506(c)
04/2024	$1,032,340				4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Casey Mathews ❓	01/02/2021	$264,700	$244,800 ❓	3.0%		Yes
Ronan Galvin ❓	01/02/2021	$264,700	$244,800 ❓	3.0%		Yes
Brian Collins ❓	11/02/2021	$100,000	$0 ❓	0.0%		Yes
Galvin and Mathews Trade Inc. ❓	01/02/2022	$200,000	$0 ❓	3.0%		Yes
Wedding Hashers Inc. ❓	01/02/2022	$200,000	$0 ❓	3.0%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Stock	32,080,000	10,000,000	Yes
Class B Common Stock	11,750,000	0	No
Class C Preferred Stock	6,170,000	893,758	No

Warrants: 0
Options: 0

Form C Risks:

The Preferred Stock has no voting rights except as required by law, with all voting rights reserved for Common Stockholders. Holders of Preferred Stock are required to vote in favor of certain transactions and amendments approved by the board and Common Stockholders. Therefore, investors must rely on Common Stockholders to make strategic decisions, including the election of qualified directors, to ensure the success of the Company.

Investors face the risk of no return until a strategic acquisition, IPO, or other exit opportunities. Dividends are not guaranteed as investments are long-term. The company will prioritize pursuing growth and increasing its market share.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Manufacturing overseas can lead to quality control challenges. Defects can result in returns, claims, delayed shipments, and reduced orders, leading to additional costs, loss of business, and damage to reputation. Moreover, an increase in raw material or energy costs may negatively impact profitability due to unexpected price changes, shortages, and higher operating costs. The inability to raise prices to offset these costs may lead to reduced volume, sales, and operating profit, thereby negatively affecting your investment.

The company's lack of intellectual property on its golf bag designs increases the risk of competitors entering the market and taking market share. To compete, the company must continue to secure and enforce trademarks; however, trademark approval is not guaranteed and could be invalidated by conduct or third-party challenges. Enforcement of intellectual property rights may involve costly legal proceedings that may not be successful.

It is important to acknowledge the potential risk that the recent growth rate in golf could change. This risk is rooted in the possibility that external factors, such as changes in consumer preferences, and economic conditions, could negatively impact the demand for golf-related products and services. As such, it is essential for the company to consider the long-term sustainability of its growth strategy and to remain vigilant in monitoring external trends and factors that could potentially impact the demand for its offerings.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the

Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

GALVIN AND MATHEWS FBA INC.

California Corporation
Organized May 2019
9 employees
715 J St.
306
SAN DIEGO CA 92101 https://sundaygolf.com

Business Description

Refer to the Sunday Golf profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Sunday Golf is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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